ALSTON&BIRD LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424

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Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

April 17, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Jennifer Gowetski
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, DC  20549

Re:	NorthStar Healthcare Income Trust, Inc. (formerly NorthStar Senior Care Trust, Inc.); Registration No. 333-170802

Dear Ms. Gowetski:

This letter sets forth the responses of our client, NorthStar Healthcare Income Trust, Inc. (formerly NorthStar Senior Care Trust, Inc., the “Issuer”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission in the letter dated March 29, 2012, regarding Amendment No. 3 to the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”) filed on March 8, 2012.  The Issuer has today filed an amendment (“Amendment No. 4”) to the Registration Statement via EDGAR.  Please note that all page numbers provided in the responses below correspond to the pages in the prospectus contained in Amendment No. 4, unless otherwise indicated.

For your convenience, we have set forth below each of the Staff’s comments below followed by the relevant response.

Prospectus Summary, page 6

NorthStar Senior Care Trust, Inc., page 6

1.             Comment:             We note your response to comment 2 from our letter dated September 20, 2011 regarding your expectation of asset allocations. Please clarify, if true, that up to 40% of your assets may consist of subordinate mortgages and mezzanine loans and revise your risk factor disclosure as applicable.

Response:             The Issuer has revised its risk factor disclosure on page 39 in response to the Staff’s comment.  However, the Issuer respectfully submits that revising the disclosure in the Registration Statement regarding its asset allocations would not be appropriate.  As disclosed on

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

the cover page of the prospectus and elsewhere, the Issuer has not identified any investments to acquire with the proceeds from the continuous offering.  The Issuer has adopted a flexible investment strategy in order to target investment opportunities within the broad categories of debt and equity real estate in the healthcare sector consistent with its stated investment objectives in order to be able to maximize risk-adjusted returns to investors depending on the various opportunities that may exist at the time the Issuer is investing the proceeds of its offering.  The Issuer’s offering may extend for three years and it is difficult to predict what market conditions will prevail in the future, which impacts the relative risk-return analysis of the types of debt investments the Issuer intends to evaluate for its portfolio.  As a result, the Issuer has not established any targeted percentages of its debt investments that will represent subordinate mortgages and mezzanine loans.  The Issuer believes that disclosing in the context of its investment strategy a potential percentage of the portfolio that may be comprised of these specific types of investments would not be appropriate since no such targets exist.

2.             Comment:             We note your response to comment 3 from our letter dated September 20, 2011 that you may originate and acquire debt and equity investments in health care facilities that provide government-funded services. Please revise to clarify the anticipated allocation of your debt and equity investments in health care facilities that provide government-funded services.

Response:             The Issuer has revised its risk factor disclosure on page 53 regarding investments in healthcare facilities that provide government-funded services in response to the Staff’s comment. For many of the same reasons outlined in response to comment 1 above, relating to the Issuer’s broad and flexible investment strategy and the long investment horizon for the proceeds of its continuous offering, the Issuer has not established any anticipated investment allocations to any debt and equity investments in healthcare facilities that provide government-funded services.  This approach permits the Issuer the flexibility to evaluate investment opportunities during changing market conditions without the constraints of a pre-determined portfolio allocation or even a range of possible allocations.  The Issuer believes this flexibility will facilitate its ability to capitalize on investment opportunities that meet its investment objectives as they arise during the extended period in which the Issuer is investing the proceeds of its continuous offering.  Therefore, the Issuer respectfully submits that it would not be appropriate to disclose any anticipated allocation of its expected investments in healthcare facilities that provide government-funded services.

Cautionary Note Regarding Forward-Looking Statements, page 72

3.             Comment:             We note your reference to section 27A of the 1933 Securities Act and section 21E of the Securities Exchange Act of 1934. It is not clear that you are able to rely upon such safe harbors. These sections apply to an issuer that is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934. Please revise your disclosure regarding forward looking statements accordingly.

Response:             The Issuer has revised the disclosure in response to the Staff’s comment.  Please see page 74 of Amendment No. 4.

Certain Conflict Resolution Measures, page 100

4.             Comment:             We note your added disclosure on page 105 related to the fact that your sponsor has only approved your conflict-resolution policy for allocating investment opportunities through December 31, 2012. Please discuss the consequences of not renewing this policy and confirm that, if the policy is not renewed, that you have no other policy that governs the allocation of investment opportunities.

Response:             The Issuer has revised the disclosure on pages 107-108 in response to the Staff’s comment to disclose the consequences of a material change to or non-renewal of the allocation policy of the Issuer’s sponsor, NorthStar Realty Finance Corp. (the “Sponsor”).  Specifically, the disclosure provides that the Issuer’s stockholders would continue to have the protections afforded by certain provisions of the Issuer’s charter and the advisory agreement with its advisor that are intended to ensure a fair allocation of investment opportunities to the Issuer and that any non-renewal or amendment of the Sponsor’s allocation policy would be publicly disclosed in a supplement or other public filing.  Please see pages 107-108 of Amendment No. 4.

Market Overview and Opportunity, page 109

5.             Comment:             We note your discussion of the health care market. Please revise to update your sources of information as appropriate.

Response:             The healthcare market data provided on page 112 is from a January 2010 report published by the Centers for Medicare and Medicaid Services, Office of the Actuary, as disclosed in the Registration Statement.  The Issuer believes that this governmental agency source is authoritative and important in relation to its proposed investment strategy and business operations.  The Issuer has confirmed that the January 2010 report reflects the most recent information available from this source and believes that the data presented from the report in the Registration Statement remains valid and informative.  As a result, the Issuer respectfully submits that no updated healthcare market information is necessary at this time.  However, the Issuer will seek to update the information in its Registration Statement when a more recent comparable report issued by the same agency becomes available.

Prior Performance Summary, page 131  Overview of Our Sponsor, page 131

6.             Comment:             Please reconcile all amounts provided that relate to your sponsor to the annual report on Form 10-K filed by NorthStar Realty Finance Corp., Commission file number 1-32330, on February 17, 2012 and to disclosures elsewhere in your prospectus.

Response:             The Issuer has compared the amounts disclosed in “Prior Performance Summary - Overview of Our Sponsor” to the corresponding amounts set forth in the Sponsor’s Form 10-K and corrected one of the figures in Amendment No. 4 in order for all amounts to agree. The Issuer has also enhanced the footnotes on page 135 of Amendment No. 4 summarizing the Sponsor’s distributions to facilitate a better understanding of how the data provided in the Registration Statement reconciles to the Sponsor’s Form 10-K.

7.             Comment:             Please revise to include Table IV for NorthStar Real Estate Securities Opportunity Fund, L.P. or advise.

Response:             The Issuer has included Table IV for NorthStar Real Estate Securities Opportunity Fund, L.P. in response to the Staff’s comment.  Please see page A-8 of Amendment No. 4.

Distributions, page 171

8.             Comment:             We note your disclosure regarding your distribution support agreement. We further note the selected historical consolidated information presented relating to your sponsor’s operations and the disclosure on page 132. Please revise to disclose in this section the amount of distributions paid by your sponsor to its shareholders or otherwise tell us how you have considered your sponsor’s ability to fund its obligations under the distribution support agreement in light of its cash flow from operations and its distributions to shareholders.

Response:             The Sponsor has assets as of December 31, 2011 in excess of $5 billion, including cash and cash equivalents of approximately $145 million and total equity of approximately $1 billion.  As disclosed on page 175 of the Registration Statement, the Sponsor’s obligations pursuant to the distribution support agreement are limited to a maximum of $10 million in purchases of shares over the two-year period following commencement of the Issuer’s public offering.  As a result, the Issuer does not believe that the Sponsor’s payment of distributions to the Sponsor’s stockholders, which are themselves subject to approval by the Sponsor’s board of directors, in its discretion, presents a material risk to the Sponsor’s ability to fund its obligations under the distribution support agreement.  In response to the Staff’s comment, the Issuer has revised the disclosure on pages 28-29 of Amendment No. 4 to further highlight the possibility of a breach by the Sponsor when addressing the risks associated with any adverse changes in its Sponsor’s financial health, in the risk factor captioned “Any adverse changes in our sponsor’s financial health, the public perception of our sponsor or our relationship with our sponsor or its affiliates could hinder our operating performance and the return on your investment.”  As a result, the Issuer believes that the risks related to the Sponsor’s ability to meet and fund its obligations under the distribution support agreement are adequately disclosed and that no disclosure beyond the risks noted in the above-referenced risk factor should be required.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Mr. Albert Tylis
Mr. Daniel R. Gilbert
Mr. Donald C. Tomasso
Mr. Ronald J. Lieberman
Ms. Debra A. Hess
Mr. Neil Cohen